SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
COREL CORPORATION
(Name of Subject Company)
COREL CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
21869X103
(CUSIP Number of Class of Securities)

Kris Hagerman
Chief Executive Officer
Corel Corporation
1600 Carling Ave
Ottawa, Ontario
Canada K1Z 8R7
(650) 930-5826
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Barry J. Reiter	Joel I. Greenberg	Gregory C. Smith
Bennett Jones LLP	Kaye Scholer LLP	Woodside Counsel, P.C.
3400 One First Canadian Place	425 Park Avenue	203 Redwood Shores Parkway
Toronto Ontario	New York, NY 10022-3598	Redwood Shores, CA 94065
M5X 1A4 Canada	(212) 836-8201	(650) 632-1690
(416) 777-6500
☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.
THE OFFER TO PURCHASE TO WHICH THIS DIRECTORS’ CIRCULAR RELATES IS MADE PURSUANT TO THE LAWS OF THE UNITED STATES AND IS NOT SUBJECT TO APPLICABLE DISCLOSURE AND OTHER LEGAL REQUIREMENTS IN CANADA AS THE OFFER QUALIFIES AS AN EXEMPT TAKE-OVER BID FOR PURPOSES OF APPLICABLE CANADIAN SECURITIES LAW. SHAREHOLDERS RESIDENT IN CANADA SHOULD BE AWARE THAT CANADIAN SECURITIES LAW REQUIREMENTS GOVERNING THE CONDUCT OF A TAKE-OVER BID DIFFER FROM THOSE REQUIREMENTS GOVERNING THE CONDUCT OF A TENDER OFFER IN THE UNITED STATES.

SIGNATURES

PURPOSE OF AMENDMENT
This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2009 by Corel Corporation, a Canadian corporation (the “Company” or “Corel”), relating to the tender offer, as amended, by Corel Holdings, L.P. (the “Offeror”), a holding company organized by VCP II International LLC, a manager of private equity funds (together with its affiliates, including the Offeror, “Vector”) in the Cayman Islands for the purpose of holding shares of the Company’s common stock, no par value per share (“Shares”), to acquire all of the issued and outstanding Shares not already owned by Vector for $4.00 per Share upon the terms and subject to the conditions specified in the Amended and Restated Offer to Purchase, dated November 16, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal, each as previously filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement filed by the Offeror with the SEC under cover of Schedule TO (as amended and supplemented from time to time).
All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.
This Amendment No. 4 is being filed to reflect certain updates as reflected below.
The following is inserted before Special Factors:
Explanatory Note
The filing of this Schedule 14D-9 by Corel Corporation, and the determinations referred to herein as having been made by the Designated Directors on behalf of Corel Corporation (including, without limitation, determinations as to fairness), have been approved by Messrs. Daniel T. Ciporin, Steven Cohen and Barry Tissenbaum as the Designated Directors of the Board of Directors of Corel Corporation, pursuant to a Mandate adopted by the Board of Directors of Corel Corporation, which authorized them to exercise all of the power and authority of the Board of Directors with respect to the proposed transaction described in this schedule including, without limitation, approving any public disclosures to be made with respect thereto.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COREL CORPORATION
By /s/ Kris Hagerman
Kris Hagerman
Chief Executive Officer

Dated: November 25, 2009

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